# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HYCROFT MINING HOLDING CORP, CIK 0001718405
CUSIP: 44862P109
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4300 Water Canyon Road, Unit 1, Winnemucca, Nevada (NV), 89445
Date of event which requires filing of this statement: 10/14/2025
Filed by CIK 0001491714
Persons authorized to receive notices and communications: Mark Mandel, Baker & McKenzie LLP, 452 Fifth Avenue, New York, New York (NY), 10018, (212) 626-4100

## Reporting persons
- Sprott Eric (CIK 0001491714): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,897,880; sole dispositive power 0; shared dispositive power 29,897,880; aggregate amount beneficially owned 29,897,880 (34.92% of the class)
  Comment: 1 Includes (a) 25,225,528 shares of Class A common stock, par value $0.0001 per share ("Common Stock"), of Hycroft Mining Holding Corporation (the "Issuer") held of record by 2176423 Ontario Ltd. ("2176423 Ontario"), and (b) 4,672,352 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock. 2176423 Ontario also holds warrants to acquire an additional 5,515,824 shares of Common Stock, but the terms and conditions of such warrants preclude 2176423 Ontario from exercising the warrants to the extent that such exercise would cause 2176423 Ontario (together with its affiliates) to exceed certain beneficial ownership limitations. Warrants exercisable for 3,175,000 shares of Common Stock are subject to a beneficial ownership limitation of 19.99%, while warrants exercisable for 2,340,824 shares of Common Stock are subject to a beneficial ownership limitation of 9.8%. The warrants exercisable for 4,672,352 shares of Common Stock mentioned in (b) above are not subject to a beneficial ownership limitation. Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Stock held by the entity through his ownership interests in 2176423 Ontario.
  
  2 The percentage set forth in Row 13 of this Cover Page is calculated based on 85,627,865 shares of Common Stock deemed outstanding, which consists of (i) 80,955,513 shares of Common Stock outstanding as of October 14, 2025, as disclosed by the Issuer on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on October 14, 2025 (the "Closing 8-K"), and (ii) 4,672,352 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons that are not subject to a beneficial ownership limitation.
- 2176423 Ontario Ltd. (CIK 0001925668): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 29,897,880; sole dispositive power 0; shared dispositive power 29,897,880; aggregate amount beneficially owned 29,897,880 (34.92% of the class)
  Comment: 3 The percentage set forth in Row 13 of this Cover Page is calculated based on 85,627,865 shares of Common Stock deemed outstanding, which consists of (i) 80,955,513 shares of Common Stock outstanding as of October 14, 2025, as disclosed by the Issuer on the Closing 8-K, and (ii) 4,672,352 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons that are not subject to a beneficial ownership limitation.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: HYCROFT MINING HOLDING CORP
Address of issuer's principal executive offices: 4300 Water Canyon Road, Unit 1, Winnemucca, Nevada (NV), 89445
Comment: This Amendment No. 6 (this "Amendment") is being filed to update the percentage of shares beneficially owned by the Reporting Persons and hereby amends and supplements the Statement filed with the SEC on March 24, 2022, as further amended on March 28, 2022, April 14, 2022, June 28, 2022, June 17, 2025, and September 10, 2025. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement. Except as amended or supplemented hereby, the information set forth in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 14, 2025, the Issuer completed a public registered offering of 26,372,000 shares of Common Stock, whereby 2176423 Ontario purchased 7,690,000 shares of Common Stock at a purchase price per share of $6.50, for gross proceeds of approximately $50 million. The source of funds for acquiring the Common Stock described herein was the working capital of 2176423 Ontario.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information provided on the cover pages to this Statement are hereby incorporated by reference. As of the close of business on October 14, 2025, the Reporting Persons acquired or have been granted, and for the purposes of Rule 13d-3 of the Exchange Act, beneficially own, an aggregate of 29,897,880 shares of Common Stock, which represents 34.92% of the 85,627,865 shares of Common Stock deemed outstanding, which consists of (i) the 80,955,513 shares of Common Stock outstanding as of October 14, 2025, as disclosed by the Issuer to the Reporting Persons, and (ii) 4,672,352 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons that are not subject to a beneficial ownership limitation. 2176423 Ontario also holds warrants to acquire an additional 5,515,824 shares of Common Stock, but the terms and conditions of such warrants preclude 2176423 Ontario from exercising the warrants to the extent that such exercise would cause 2176423 Ontario (together with its affiliates) to exceed certain beneficial ownership limitations. Warrants exercisable for 3,175,000 shares of Common Stock are subject to a beneficial ownership limitation of 19.99%, while warrants exercisable for 2,340,824 shares of Common Stock are subject to a beneficial ownership limitation of 9.8%.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses in rows 7, 8, 9 and 10 of the cover pages to this Statement are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except for the transaction described in Item 3 of this Amendment, and the transaction described in Item 3 of Amendment 5 filed with the SEC on September 12, 2025, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.

## Signatures
- Sprott Eric: /s/ Eric Sprott, Eric Sprott (10/16/2025)
- 2176423 Ontario Ltd.: /s/ Eric Sprott, Eric Sprott/President (10/16/2025)